PRESS RELEASE

Second Quarter 2007 Financial Results
(All dollar amounts in Canadian dollars)

August 8, 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce its financial results for the period ended June 30, 2007. (To review the complete interim unaudited financial statements, or Management Discussion and Analysis, please see the Company’s SEDAR filings at www.sedar.com or the Company’s website at www.newgoldinc.com)

The Company incurred a loss of $2.0 million or $0.08 per share in the second quarter compared with a loss of $60,000 or $0.00 per share in the second quarter of 2006. On a year-to-date basis, the Company incurred a loss of $2.4 million or $0.10 per share as compared to $1.4 million in the comparative period in 2006.

On June 28, 2007, the Company completed a short form prospectus filing in Canada pursuant to which it issued, through a syndicate of underwriters, the following instruments:

- 220,000 Series D units at a price of $1,000 per unit;
- 55,000 subordinated convertible debentures at a price of $1,000 per debenture;
- 2,055,000 flow-through shares; and
- 10,700,000 common shares

The financing generated gross cash proceeds of $375.3 million (net proceeds $358.2 million), and subsequent to the quarter end the agents exercised the rights granted to it and issued an additional 17,000 Series D units resulting in additional gross proceeds of $17.0 million (net proceeds $16.3 million).

During the second quarter of 2007, the Company invested approximately $7.0 million on its mineral properties as compared to $5.4 million in the comparative quarter in 2006. During the most recent quarter the Company spent $4.4 million on development activities, principally related to the expansion of the exploration decline, $1.0 million on the now completed feasibility study and $1.6 million on surface exploration programs in and around the current New Afton Project resource. This compares to spending in the 2006 comparative quarter of $2.6 million on underground exploration and support, $0.6 on tunneling and decline development, $1.2 million on the feasibility study and $0.5 on surface exploration at the New Afton and Ajax Projects.

The Company is in excellent financial condition, with more than $400 million in cash and 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer New Gold Inc.

601 - 595 Howe Street,
Vancouver, B.C.
V6C 2T5
Tel: 877-977-1067 or 604-687-1629,
Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.” We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.